NETWORK CN INC.

Securities and Exchange Commission

September 28, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Network CN Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Response Dated August 17, 2023

File No. 000-30264

Ladies and Gentlemen:

I am submitting this letter and the following information in response to a letter, dated September 7, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10K/A for Fiscal Year Ended December, 2022 (the “Form 10-K/A") of Network CN Inc. (the “Company”, “we”, “our” or “us”) ) filed to the Commission on August 17, 2023. Concurrently with the submission of this letter the Company is filing Form 10-K/A (the “Form 10-K/A”) via EDGER with the Commission.

The Staff’s comments are repeated below in bold and italic, and are followed by the Company’s response. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form 10-A.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 1. Business, page 1

1.	We note your response to comment 3 and reissue in part. We note your disclosure that the SAIC appears to have informed you that you "are not required to obtain the Advertising Operation Permit" and that as a result, you "are not required to obtain permit or approval from Chinese governing authorities to operate, other than [the] business license." As it appears that you have not relied on an opinion of counsel in coming to the conclusion that you are not required to obtain any other permits or approvals from Chinese authorities to operate, please revise your disclosure to explicitly state that you did not rely upon an opinion of counsel.

RESPONSE

We obtained opinion from our PRC counsel that our PRC subsidiaries are not required to obtain permit and approval from Chinese authorities to operate our business. The Company has revised the disclosure in item 1. Business subsection “Permission or Approvals Required from the PRC Authorities with respect to the Operations of our PRC Subsidiaries” on page 2 of Form 10K/A.

2.	We note your response to comment 4 and reissue in part. Please revise the cross- references accompanying the summary risk factors related to your operations in Hong Kong and China to specifically include the individual title of the relevant risk factor. In this regard, we note that the current cross-references use a general subsection heading versus the actual individual risk factor titles.

RESPONSE

The Company appreciates the Staff’s comments and have revised the Company’s disclosures in Item 1. Business under the subsection “Summary of Certain Risks Associated with Our Businesses” on page 5 to 7 of the Form 10-K/A.

香港九龍尖沙咀科學館道9號新東海商業中心7樓705B室

Unit 705B, 7/F, New East Ocean Centre, 9 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong

NETWORK CN INC.

Securities and Exchange Commission

September 28, 2023

Please do not hesitate to contact me at s.cheng@ncnmedia.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Shirley Cheng
Shirley Cheng
Chief Financial Officer